ALPHA  MOTORSPORT,  INC.
                                   240  12th Street
                           New Westminster, BC, Canada V3M 4H2

March 29, 2005


Mr. William Bennett
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 05-11
Washington, D.C. 20549

RE:  Alpha Motorsport, Inc.
     Registration Statement on Form SB-2
     File Number 333-119930
     Amendment No. 2 Filed February 3, 2005

Dear Mr. Bennett:

I herewith respectfully provide the following responses, keyed to correspond to your enumerated comment letter of March 1, 2005:

General
-------
1. Please see the last full paragraph on page 5 and the penultimate paragraph on page 14.

2. Please see the second risk factor on page 10 and the fourth paragraph under the Terms of the Offering subsection on pages 14-15.

Risk Factors
------------
3. Please see the second risk factor under the Risks Associated With This Offering section on page 9.

4. Please see the third risk factor on page 10.

Use of Proceeds
---------------
5.  Please see the renumbered footnotes on pages 11-12.

Plan of Distribution
--------------------
6.  Please see the second paragraph under this section on page 14.

Procedures for Subscribing
--------------------------
7. Please see the revised subscription agreement attached to this amendment as Exhibit 99.3 and the revised disclosures in this subsection on page 15.

Plan of Operation
-----------------
8.  Please see the updated milestones on page 27.

Financial Statements
--------------------
9. Please note that we have changed our fiscal year end to June 30 throughout. Our current, December 31, 2004, unaudited financial statements are included in this amendment.

10. Please see the updated auditor's consent, included as Exhibit 23 to this amendment.

Thank you for your kind assistance in the review of our registration statement to ensure it complies with all disclosure requirements.
Please contact the undersigned if you have any further questions or comments.

Sincerely,

/s/ Vincent Markovitch, President


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